03014460

SECURITI... ...SION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 48116

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JAMES WHEELER & COMPANY INVESTMENTS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 SOUTH COLORADO BLVD., SUITE 120
(No. and Street)

DENVER (City) COLORADO (State) 80222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES WHEELER (303) 799-1058
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACKSON AND GOLDSTINE, P.C.
(*Name – if individual, state last, first, middle name*)

655 BROADWAY SUITE 565 (Address) DENVER (City) COLORADO (State) 80203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RECEIVED MAR - 3 2003 WASH., D.C. 181

3/7/03

3/5/2003

3/19/03

OATH OR AFFIRMATION

I, JAMES WHEELER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES WHEELER & COMPANY INVESTMENTS, INC., as of December 31, 2002, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES WHEELER & CO. INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2002

JAMES WHEELER & CO. INVESTMENTS, INC.

CONTENTS

JACKSON AND GOLDSTINE, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

February 20, 2003

The Board of Directors
James Wheeler & Co. Investments, Inc.

We have audited the accompanying statement of financial condition of James Wheeler & Co. Investments, Inc. as of December 31, 2002, and the related statements of operations, changes in shareholders' equity and cash flows for year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James Wheeler & Co. Investments, Inc. as of December 31, 2002; and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Jackson and Goldstine, PC
JACKSON AND GOLDSTINE, PC

30922 Hill Top Dr., P.O. Box 1072
Evergreen, CO 80437-1072
(303) 670-3132 Fax (303) 674-9764

655 Broadway, Suite 365
Denver, CO 80203
(303) 825-4072 Fax (303) 825-4077

JAMES WHEELER & CO. INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 33,700
Deposits with clearing broker	28,642
Receivable from clearing broker	7,804
Other Securities Owned (NASDAQ)	3,300
Employee receivables	2,176
Prepaid Expenses	7,984
Account Receivable Other	6,056
Furniture and equipment, net of accumulated depreciation of $125,763 (Note 1)	28,097
Other assets	10,902
TOTAL ASSETS	$ 128,661

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	$9,526
Accrued expenses	245
TOTAL LIABILITIES	9,771
COMMITMENTS AND CONTINGENCIES (Notes 4 and 6)	
SHAREHOLDERS' EQUITY (Notes 1 and 3):	
Common Stock, no par value; 20,000,000 shares authorized; 17,000,000 shares issued and 16,970,000 outstanding	$108,520
Additional Paid In Capital	$663,859
Deficit	($653,489)
TOTAL SHAREHOLDERS' EQUITY	118,890
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 128,661

See accompanying Notes to Financial Statements

JAMES WHEELER & CO. INVESTMENTS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commissions	$ 696,956
Investment Income	77,946
Trading gains/(loss), net	(5,627)
Other income	138,929
TOTAL REVENUES	908,204
EXPENSES:	
Clearing charges	177,480
Salaries, commissions, and payroll taxes	583,440
General and administrative expenses	102,307
Communications	30,024
Advertising and promotion	4,405
Regulatory fees	24,964
Exchange fees	6,178
Occupancy expenses	97,876
Depreciation expenses	25,706
Insurances expenses	3,732
Professional fees	9,194
TOTAL EXPENSES	1,065,306
NET INCOME (LOSS)	$ (157,102)

See accompanying Notes to Financial Statements

JAMES WHEELER CO. INVESTMENTS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock			Preferred Stock		Income
	Shares (Note 5)	Amount	Paid in Capital	Shares	Amount	(Deficit)
BALANCES, December 31, 2001	16,970,000	$ 108,520	$ 750,000			$ (496,386)
Common Stock - Buy Back						
Conversion of Capital Infusion to Preferred and Common Stock						
Capital Reduction			(86,141)			
Income (Loss)						(157,103)
BALANCES, December 31, 2002	**16,970,000**	**$ 108,520**	**$ 663,859**	**$ -**	**$ -**	**$ (653,489)**

See accompanying Notes to Financial Statements

JAMES WHEELER & CO. INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Gain	
Adjustments to reconcile net loss to net cash used in operating activities:	($157,103)
Depreciation and amortization	25,706
Decrease in commissions payable	(18,008)
Decrease in deposit with clearing broker	79,684
Decrease in receivable from clearing broker	21,878
Decrease in securities owned, at market value	13,353
Decrease in prepaid expenses	(7,984)
Increase in other accounts receivable	(3,856)
Decrease in accrued expenses	(133)
Decrease in accounts payable	(18,312)
Decrease in due from holding company	109,419
Net cash provided by operating activities	44,644
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	721
Decrease in other assets	18,397
Decrease in employee receivables	15,587
Net cash used in investing activities	34,705
CASH FLOWS FROM FINANCING ACTIVITIES:	
Redempton of Common Stock	(86,141)
Net cash used in financing activities	(86,141)
NET INCREASE IN CASH	(6,792)
CASH, beginning of year	40,492
CASH, end of year	**$ 33,700**

See accompanying Notes to Financial Statements

JAMES WHEELER & CO. INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

James Wheeler & Co. Investments, Inc. is a Colorado corporation, incorporated on February 2, 1995 and operates as a securities broker-dealer. The Company is a 62% owned subsidiary of James Wheeler & Co.

Securities owned or sold, but not yet purchased by the Company are recorded at market value and related changes in market value are reflected in income. For the year ended December 31, 2002, the Company has recorded proprietary transactions on a trade-date basis. Commission revenue and related expenses are recorded on a trade-date basis.

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the company is a member. At December 31, 2002, the receivable from the clearing broker reflected on the statement of financial condition are amounts due from this clearing broker. The company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

The Company provides for depreciation of furniture and equipment an accelerated methods over the estimated lives of the related assets.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less and money market funds to be cash equivalents.

JAMES WHEELER & CO. INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS
(continued)

NOTE 2 - INCOME TAXES

The Company has a unused net operating loss carryforward for income tax and financial reporting purposes of approximately $625,000 available to offset future income. For income tax purposes, this carryforward principally expires on December 31, 2013. The tax benefits of this loss has not been recorded in these financial statements.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $69,236 which was $19,236 in excess of its required net capital of $50,000. The Company's net capital ratio (aggregate indebtedness to net capital) was .14 to 1.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has entered into a management agreement with its parent whereby certain costs are paid by its parent on behalf of the Company. In addition certain obligations contracted by its parent on behalf of the Company are paid by the Company (i.e. office lease, advertising, etc.)

The Company's parent has entered into a noncancellable operating lease for office space which expires in 2004 in which the Company is paying on a month to month basis.

Future rental commitments under this lease as of December 31, 2002 are as follows:

Year	Amount
2003	66,581
2004	67,780
Total minimum lease payments	$134,361

Rental expense for the period ended December 31, 2002 was approximately $104,517.

JAMES WHEELER & CO. INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS
(concluded)

NOTE 5 - SHAREHOLDERS' EQUITY

During the year 2002 the Company reduced its additional paid in capital in the amount of 86,146.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the company has purchased securities for its own account and may incur losses if the market value of the securities decline subsequent to December 31, 2002.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JAMES WHEELER & CO. INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

NET CAPITAL:		
Shareholder's equity	$	118,890
LESS NONALLOWABLE ASSETS:		
Receivable from non customer		2,176
Furniture, equipment and leasehold improvements, net		28,097
Other assets		18,886
		49,159
NET CAPITAL BEFORE HAIRCUTS		69,731
Haircuts on securities positions		495
NET CAPITAL		69,236
Minimum requirements of 6 2/3% of aggregate indebtedness of $9,771 or $50,000, whichever is greater		50,000
EXCESS NET CAPITAL	$	19,236
AGGREGATE INDEBTEDNESS		
Commissions payable		$0
Accounts payable and Accrued expenses		9,771
TOTAL AGGREGATE INDEBTEDNESS	$	9,771
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.14 to 1

JAMES WHEELER & CO. INVESTMENTS, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO THE SECURITIES EXCHANGE COMMISSION RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d) DECEMBER 31, 2002

Net capital per Company's unaudited Form X-17 A-5 Part II filing	$	70,856
Additional accrued liability per audit		(1,620)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	$	69,236

JACKSON AND GOLDSTINE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 20, 2003

The Board of Directors
James Wheeler & Co. Investments, Inc.

In planning and performing our audit of the financial statements of James Wheeler & Co. Investments, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by James Wheeler & Co. Investments, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8(b) of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers of perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management, are required to assess the expected benefits and related costs of internal control, structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to asses whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

30922 Hill Top Dr., P.O. Box 1072
Evergreen, CO 80437-1072
(303) 670-3132 Fax (303) 674-9764

655 Broadway, Suite 365
Denver, CO 80203
(303) 825-4072 Fax (303) 825-4077

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of James Wheeler & Co. Investments, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Company's objectives.

In addition, our review indicated that James Wheeler & Co. Investments, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2002, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Jackson and Goldstine PC

JACKSON AND GOLDSTINE, PC